SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ/ME No. 00.001.180/0001-26

CALL NOTICE

185th Shareholders Meeting

We hereby call on the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras ("Eletrobras" or "Company") to attend the Shareholders Meeting (“Shareholders Meeting”), to be held on exclusively remotely, pursuant to article 124, § 2-A, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”), article 5, §2, I, and article 28, §§ 2 e 3 of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), and article 18, § 1, of the Company’s Bylaws, to be held on January 05, 2023, at 2:00 pm, through the digital platform Zoom (“Digital Platform”), to resolve on the Agenda below.

Agenda

To resolve on:

1.	Redemption of Class A Preferred Shares
(i)	as authorized by article 16 of the Company’s Bylaws, the redemption of all the "class A" preferred shares issued by the Company ("Class A Preferred Shares”) in the amount of BRL 48.4502 per Class A Preferred Share, and the consequent cancellation of the redeemed Class A Preferred Shares (“Redemption of Class A Preferred Shares”); and
(ii)	subject to the approval of the resolution in sub-item 1(i) above, the amendment to the Bylaws to reflect the Redemption of Class A Preferred Shares, more specifically, the amendment to the caption of article 4 and item II of paragraph 1 of article 11, caption, paragraphs 4 and 5, and the exclusion of paragraph 1 of article 11.
2.	CHESF Merger of Shares
(i)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Companhia Hidro Elétrica do São Francisco ("CHESF"), which sets forth the terms and conditions of the merger of all shares issued by CHESF into the Company ("CHESF Merger of Shares" and "CHESF Protocol and Justification", respectively);

(ii)	subject to the approval of the resolutions provided for in item 6 below and in sub-item (i) above, ratify the appointment of Taticca Auditores Independentes S.S. ("Taticca") as the appraisal firm responsible for preparing the appraisal reports on the net book value of the shares issued by the Company ("Eletrobras Accounting Appraisal Report") and by CHESF (“CHESF Accounting Appraisal Report”);
(iii)	subject to the to the approval of the resolutions in item 6 below and the resolution in sub-items (i) to (iii) above, to approve the Eletrobras Accounting Appraisal Report and the CHESF Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal report, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CHESF ("CHESF Article 264 Appraisal Report");
(v)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report and CHESF Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (v) above, approve the CHESF Merger of Shares, pursuant to the CHESF Protocol and Justification, with the consequent increase of the Company's capital stock in the total amount of BRL 91,895,173.09, equivalent to the net book value of the shares issued by CHESF not yet held by the Company and that, as a result of the CHESF Merger of Shares, will be held by the Company, such value having been determined in the CHESF Accounting Appraisal Report, with the consequent issuance of 1,886,189 new common shares by the Company, all book-entry and without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including participation in the results of the current fiscal year; and
(vii)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the CHESF Merger of Shares, to CHESF's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.
3.	CGT Eletrosul Merger of Shares
(i)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the directors of the Company and the directors of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), which establishes the terms and conditions of the merger of all shares issued by CGT Eletrosul into the Company ("CGT Eletrosul Merger of Shares" and "CGT Eletrosul Protocol and Justification", respectively);

(ii)	subject to the approval of the resolutions provided for in item 6 below and in sub-item (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book equity value of the shares issued by the Company and CGT Eletrosul (“CGT Eletrosul Account Appraisal Report”);
(iii)	subject to the approval of the resolutions provided for in item 6 below and in sub-item (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under the terms of sub-item (iii) of item 2 above) and the CGT Eletrosul Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CGT Eletrosul ("CGT Eletrosul Article 264 Appraisal Report”);
(v)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under the terms of sub-item (v) of item 2 above) and the CGT Eletrosul Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (v) above, approve CTG Eletrosul Merger Share, pursuant to the CGT Eletrosul Protocol and Justification, with the consequent increase of the Company’s capital stock and in the total amount of BRL 3,836,285.00, equivalent to the value of the book equity of shares issued by CGT Eletrosul not yet held by the Company and which, as a result of the Merger of CGT Eletrosul, will be held by the Company, such value having been determined in the CTG Eletrosul Accounting Appraisal Report, with the consequent issuance of 78,741 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year; and
(vii)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (vi) above, authorize the Company’s directors to deliver the shares issued within the Company’s capital increase resulting from the CGT Eletrosul Shares Merger, to the shareholders of CGT Eletrosul, represented by their respective directors pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

4.	Furnas Merger of Shares
(i)	subject to the approval of the resolutions provided for in item 6 below and the resolutions in sub-items (ii) to (vii) below, approve the Protocol and Justification of Shares Merger, entered into between the directors of the Company and the directors of Companhia de Geração e Furnas Centrais Elétricas S.A. (“Furnas”), establishing the terms and conditions for the incorporation of all shares issued by Furnas by the Company (“Furnas Merger of Shares” and “Furnas Protocol and Justification”, respectively);
(ii)	subject to the approval of the resolutions provided for in item 6 below and in sub-item (i) above for preparing the appraisal reports on the net book value of the shares issued by the Company and Furnas (“Furnas Accounting Appraisal Report”);
(iii)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) and (ii) above, to approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under sub-item (iii) of items 2 or 3 above) and the Furnas Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of Furnas ("Furnas Article 264 Appraisal Report”);
(v)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under sub-item (v) of items 2 or 3 above) and the Furnas Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (v) above, to approve the Furnas Merger of Shares, pursuant to the terms of the Furnas Protocol and Justification, with the consequent increase in the Company's capital stock to a total value between BRL 119,360,374.59 and BRL 157,694,180.25, equivalent to the net book value of the shares issued by Furnas not yet held by the Company and which, as a result of the Furnas Merger of Shares, shall be held by the Company, such value having been ascertained in the Furnas Accounting Appraisal Report, with the consequent issue of 2,449,925 to 3,236,743 new common shares by the Company, all book-entry, without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including profit sharing for the current fiscal year. The effective numbers of the value of the increase and shares within the range indicated above will be fixed based on the parameters indicated in the Management Proposal; and

(vii)	subject to the approval of the resolutions in item 6 below and in sub-items (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the Furnas Merger of Shares to the shareholders of Furnas, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.
5.	Eletronorte Merger of Shares
(i)	subject to the approval of the resolution provided for in item 6 below and in sub-items (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Centrais Elétricas do Norte do Brasil ("Eletronorte"), which establishes the terms and conditions of the merger of all shares issued by Furnas into the Company ("Eletronorte Merger of Shares" and "Eletronorte Protocol and Justification", respectively; with CHESF Merger of Shares, CGT Eletrosul Merger of Shares; Furnas Merger of Shares; and Eletronorte Merger of Shares being joint referred to as the “Merger of Shares”; and the CHESF Protocol and Justification, CGT Eletrosul Protocol and Justification, Furnas Protocol and Justification and Eletronorte Protocol and Justification being jointly referred to as the “Protocols and Justifications”);
(ii)	subject to the approval of the resolution provided for in item 6 below and the resolution in sub-item (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Eletronorte ("Eletronorte Accounting Appraisal Report”);
(iii)	subject to the approval of the resolution provided for in item 6 below and the in sub-items (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if not already approved under sub-item (iii) of item 2, 3 or 4 above) and the Eletronorte Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of Eletronorte ("Eletronorte Article 264 Appraisal Report”);
(v)	subject to the approval of the resolutions provided for in item 6 below and in sub-items (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under sub-item (v) of items 2, 3 or 4 above) and the Eletronorte Article 264 Appraisal Report;
(vi)	subject to the approval of the resolution provided for in item 6 below and of the resolutions in sub-items (i) to (v) above, to approve the Eletronorte Merger of Shares, pursuant to the Eletronorte Protocol and Justification, with the consequent increase in the Company's capital stock in the total amount of BRL 70,993,677.08, equivalent to the net book value of the shares issued by Eletronorte not yet held by the Company and which, as a result of the Eletronorte Merger of Shares, will be held by the Company, such value having been determined in the Eletronorte Accounting Appraisal Report, with the consequent issuance of 1,457,177 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including the participation in the results of the current fiscal year;

(vii)	subject to the approval of the resolutions provided for in sub-items (i) to (vi) above, to authorize the Company's directors to deliver the shares issued within the Company's capital increase resulting from the Eletronorte Merger of Shares, to Eletronorte's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.
6.	Reform and Consolidation of the Bylaws

If any of the resolutions in items 2 to 5 above are approved, approve the amendment to the caption of article 4 of the Company's Bylaws due to the Company's capital increase resulting from the Share Mergers that have been approved by the shareholders; as well as approve the consolidation of the Company's Bylaws considering all the amendments approved by the shareholders in this meeting.

The resolution on the Agenda by the Company’s shareholders is aimed to achieve Eletrobras’ objective to: (i) simplify and rationalize the shareholder base with the Redemption of the Class A Preferred Shares; and (ii) carry out the incorporation of shares of the Subsidiaries by Eletrobras, for the perception of synergy and operational gains, as well as the simplification and improvement of the organizational and governance structures of the companies involved, with the consequent improvement of the companies’ positioning in the Market, as better explained in the Protocols and Justifications.

The matters will be put to the vote for the Company’s shareholders in distinct groups of resolutions, as indicated below, so that the approval of matters in a single group of resolutions will only be effective if all other matters in the same block are approved; without, however, the non-approval of a group of resolutions preventing the effectiveness of the approval of the other blocks, as follows:

(a)	All the sub-items of item 1 above (Redemption of Class A Preferred Shares) will be considered as part of the same group of resolutions, regardless of the other matters submitted to a vote;
(b)	all the sub-items of the item 2 above (CHESF Merger of Shares), as well as the item of the item 6 above, will be considered as part of the same group of resolutions and independent of other matters submitted to a vote;

(c)	all the sub-items of the item 3 above (CGT Eletrosul Merger of Shares), as well as the item of the item 6 above, will be considered as part of the same group of resolutions and independent of other matters submitted to a vote;
(d)	all the sub-items of the item 4 above (Furnas Merger of Shares), as well as the item of the item 6 above, will be considered as part of the same group of resolutions and independent of other matters submitted to a vote; and
(e)	all the sub-items of the item 5 above (Eletronorte Merger of Shares), as well as the item of the item 6 above will be considered as part of the same group of resolutions and independent of other matters submitted to a vote.

The groups of resolutions of matter mentioned above will be put to a vote of the Company’s shareholders in the order presented above.

Thus: (i) if one of the sub-items of the group of resolutions described in items (a) to (e) above is not approved, the approval of the other sub-items of the same group of resolutions will be considered void; and (ii) the approval of a group of resolutions can occur independently of the approval of another group of resolutions.

Digital Meeting and Voting Ballot

The Company’s decision to hold the EGM exclusively digitally, under the terms of article 124, §2-A, of the Brazilian Corporate Law, article 5, § 2, item I and article 28, §§ 2 and 3 of CVM Resolution 81, and of article 18, § 1, of the Company’s Bylaws, aims at facilitating the participation of shareholders and others involved in the EGM. Additionally, shareholders will be granted the right to attend the Meeting by a Voting Ballot (as defined below), pursuant to article 26 and following of CVM Resolution 81.

Therefore, the presence of the shareholders at the Special Meeting may be by means of:

(i)	via a Remote Voting Ballot (“Voting Ballot”), and detailed information on the documents required for remote voting can be found in the Voting Ballot, which can be accessed on the websites mentioned below; and
(ii)	via Digital Platform, in person or by a duly appointed attorney, under the terms of article 28, §§2 and 3, of CVM Resolution 81, in which case the shareholder may: (a) attend the EGM, whether or not he/she has sent in the Voting Ballot; or (b) attend and vote at the EGM, noting that as to the shareholder who has already sent in the Voting Ballot and who, if he/she wishes to do so, votes in the Meeting via the Digital Platform, all voting instructions received by means of the Voting Ballot will be disregarded.

Voting Ballot

Subject to the procedures provided for in CVM Resolution 81, in the Company’s Reference Form and the instructions contained in the Management Proposal for the EGM, shareholders may exercise their voting rights by completing and submitting the Voting Ballot made available by the Company on the websites of the Company (https://ri.eletrobras.com/), the Brazilian Securities and Exchange Commission (“CVM”) (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Access to the Meeting

Shareholders who wish to attend the EGM via the Digital Platform should log into the website http://www.eletrobras.com/AssembleiaVirtual185, complete their registration with the password creation and attach all documents required for their admissibility to attend and/or vote at the EGM, at least 2 (two) days prior to the date designated for the EGM, i.e. by January 03, 2023.

Required Documents

The shareholders shall provide the following documents to qualify and attend and/or vote at the EGM via the Digital Platform:

(i)	if an individual, a copy of official ID document, valid nationally and within the validity period, if applicable, or if represented by an attorney-in-fact, a copy of the power of attorney granted for less than 1 (one) year and the official ID document with photo (the attorney-in-fact must be a shareholder, Company’s manager or an attorney regularly registered with the Brazilian Bar Association);
(ii)	if a legal entity, (a) updated bylaws of the shareholder and the documents that provides representative powers for its legal representative within the scope of the EGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (b) if applicable, a duly granted attorney fact pursuant to the law and/or the shareholder’s Bylaws, together with the attorney fact’s official identity document with a photo; or
(iii)	if an investment fund a copy of the current and consolidated fund regulations, bylaws or articles of incorporation of the administrator or the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo and valid nationally.

The Company clarifies that it will not require the hard copies of the shareholders’ power of attorney neither a signature notarization (reconhecimento de firma), as well as will not require the notarization, consularization, apostille and notarized translation of any of the foreign shareholders’ documents, therefore, it will be sufficient to send the hard copy of the original documents on the above mentioned website. The Company will only accept powers of attorney granted digitally by the shareholders by means of digital certification, which should comply with the Brazilian Public Key Infrastructure (ICP-Brasil) standards or by other means that attest the signatory and the integrity of the digital document.

Shareholder Representation

Pursuant to the article 126, §1st, of the of the Brazilian Corporate Law and the CVM’s decision in the Administrative Proceeding RJ-2014/3578, issued on November 4, 2014 (“CVM Precedent”), the shareholders may attend the Meeting:

(i)	if an individual, by an attorney-in-fact constituted less than 1 (one) year before (who must be a shareholder, Company’s manager or an attorney regularly enrolled with the Brazilian Bar Association);
(ii)	if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code; and
(iii)	if an investment fund, by its administrator and/or fund manager, or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code.

If the shareholders are not able to appoint an attorney-in-fact of their choice, the Company will provide three (3) attorneys-in-fact who may represent them in full accordance with the shareholders voting guidelines, as described in the Management Proposal.

To assist the shareholders, the Company has attached to the Management Proposal for the 185th Shareholder Meeting a Power of Attorney Template (Annex 1).

Admissibility Qualification

By providing all the documents to support their admissibility to attend the Special Meeting, the shareholders, legal representative(s) or attorney-in-fact, as the case may be, will receive confirmation of their admissibility to attend the EGM. Pursuant to article 6, § 3 of CVM Resolution 81, if the shareholders fail to provide the required documents within the period provided for herein and as detailed in the Management Proposal, they will not be allowed to access the Digital Platform.

Additional Information

Detailed information on the rules and procedures for attending and/or remote voting at the EGM, including guidelines for sending the Voting Ballot, are contained in the Management Proposal available on the websites of the Company (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/). The guidelines on the rules of conduct to be adopted at the EGM will be available on the Digital Platform.

Pursuant to article 6 of Eletrobras’ Bylaws, it is forbidden any shareholder or group of shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number higher than the equivalent to ten percent (10%) of the total number of shares into which the voting capital of Eletrobras is divided, regardless of their interest in the capital stock.

Pursuant to article 7 of Eletrobras’ Bylaws, it is forbidden to enter into shareholders- agreements with the purpose of regulating the exercise of voting rights in a number higher than the percentage corresponding to ten percent (10%) of the total number of shares into which the voting capital of Eletrobras is divided.

Pursuant to the 8 article of the Eletrobras’ Bylaws, the definition “group of shareholders”, for purposes of restricting the exercise of voting rights, includes 2 (two) or more shareholders that (i) are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; (ii) are directly or indirectly, controlling shareholder or controlling company of the other or others; (iii) are companies directly or indirectly controlled by the same person or company, or set of person or companies, whether shareholders or not; (iv) are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or undertaking with the same directors or managers, or whose directors or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; (v) any shareholders are represented by the same agent, manager or representative in any capacity, except (a) in the case of holders of securities under the Company’s ADR program, when represented by the respective depositary bank; or (b) in the case of shareholders who are represented by the attorneys-in-fact indicated by the Company in the item “Representation at the Meeting” of the Management Proposal, in both cases as long as they do not fit into any of the hypotheses contemplated in the aforementioned article.

In the case of investment funds with a common administrator or manager, only those whose investment and voting policy at shareholders meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager will be considered to be members of a group of shareholders.

Due to the limitation mentioned above, the Company requests, for the purposes of timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of the Bylaws, as mentioned above, inform which are the members of the group of shareholders up to 2 (two) days prior to the date set for the Shareholders Meeting, i.e., up to 11:59 p.m. on January 03, 2023, by sending the declaration exclusively on the website address: http://www.eletrobras.com/AssembleiaVirtual185, specifying the following (“Declaration of Membership in a Group of Shareholders”):

(i)	whether they are part of a voting agreement and whether there are other members of the agreement and their respective stakes;
(ii)	if they are part of an economic group of companies or group of entities with common administration or management or under the same command; and
(iii)	whether they are represented by the same agent, administrator, or representative in any capacity.

The model of Declaration of Membership in a Group of Shareholders is made available by the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/). Shareholders who do not fit into the legal situations contemplated in article 8 of the Bylaws will not need to send the aforementioned declaration, and the Company will consider that such shareholders state that they do not belong to any “group of shareholders” and that they take responsibility for such statement, given the informational duty provided for in the Company’s Bylaws. Furthermore, as provided for in article 8, § 5 of the Company’s Bylaws, the chairman and secretary of the Meeting may, if they deem necessary, request the shareholders to provide documents and information to verify whether a shareholder belongs to a “group of shareholders” that may hold ten percent (10%) or more of the Company’s voting capital.

All the documents related to the matter that will be deliberated at the EGM are available to shareholders on the Company’s (https://ri.eletrobras.com/), CVM’s (https://sistemas.cvm.gov.br/) e B3’s (https://www.b3.com.br/pt_br/) websites, in accordance with Brazilian Corporate Law and CVM Resolution 81.

Rio de Janeiro, December 05, 2022.

Ivan de Souza Monteiro

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.